Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following fact sheet was made available to, among others, Endo employees and representatives of the media on October 9, 2014:

Endo & Auxilium: A Compelling Combination
Creates Leading Specialty Healthcare Company
Stock Ticker NASDAQ: ENDP NASDAQ: AUXL
Headquarters Dublin, Ireland Chesterbrook, PA
Pharmaceutical
Brands
• AVEED®
• FORTESTA®
• Frova®
• Opana® ER
• Voltaren® Gel
• Percocet®
• VALSTAR®
• VANTAS®
• SUPPRELIN® LA
• SUMAVEL® DOSEPRO®
• XIAFLEX®
• Testim®
• TESTOPEL®
• STENDRA®
• STRIANT®
• edex®
• ErecAid®
2013 Annual
Revenues
$2.6 billion $401 million
Key Locations
• Malvern, PA
• Cranbury, NJ
• San Jose, CA
• Charlotte, NC
• Huntsville, AL
• Minnetonka, MN
• Montreal, QC, Canada
• Mexico City, Mexico
• Horsham, PA
• Rye, NY
Employees ~4,800 ~480
CEOs Rajiv De Silva: President and CEO Adrian Adams: CEO and President
Strategic
Rationale
• Highly complementary portfolio to maximize the value of Auxilium’s commercial products including broader offering of urology and orthopedic products that are natural complements to its current men’s health and pain products
• Strong financial profile with a solid balance sheet, enhanced cash flow, and improved financial flexibility to continue to execute on its strategy
• Significant synergy opportunities given the complementary nature of the companies’
product portfolios
Transaction
Summary
• Cash and stock transaction valued at $2.6 billion, including debt
• Auxilium shareholders to receive $33.25 per share
• Transaction to include election mechanism for Auxilium stockholders to elect cash and stock, all-stock or all-cash consideration, subject to proration in accordance with terms of merger agreement
• Represents a premium of 55% to AUXL’s closing price on 9/16/14, the day proposal was public
• Expected to be immediately accretive to Endo shareholders
•
Closing
• Transaction expected to close in the first half of 2015
• Subject to, among other things, approval of Auxilium shareholders, regulatory approvals and other customary closing conditions
Endo expects to generate up to $175 million of annual run rate operating expense reductions inclusive of the $75 million of  reductions previously announced by Auxilium the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals);
the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;
the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo's operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;
the effects of the business combination of Endo and Auxilium, including the combined company's future financial condition, operating results, strategy and plans;
Endo's ability to achieve significant upside potential for shareholders by accelerating the growth of XIAFLEX® and other products of the resultant combined company;
Endo's ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
the impact of competition from other market participants;
the development and commercialization of new products;
the effects of governmental regulation on our business or potential business combination transaction;
the availability and access, in general, of funds to meet Endo's debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;  and
Endo's ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.
All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement.  These forward-looking statements speak only as of the date hereof.  Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium").  In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND
SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER
DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium.
Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by
Endo through the web site maintained by the SEC at http://www.sec.gov.
CERTAIN INFORMATION REGARDING PARTICIPANTS
Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual Report on Form 10-K
for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General
Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium's directors and executive officers in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the
SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.
FORWARD-LOOKING STATEMENTS
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and
Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo's and Auxilium's expected future performance (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans.  Statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "look forward," "intend," "guidance," "future" or similar expressions are forward-looking statements. Because these statements reflect Endo's and Auxilium's current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis
and Retrieval ("SEDAR"), and by Auxilium with the SEC, including under the caption "Risk Factors" in EHSI's Form 10-K and Endo's Form 10-Q and
Form 8-K filings, and in Auxilium's 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to: